(212) 756-2327                                          steven.spencer@srz.com





                                  July 11, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
Mail Stop: 3628
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Mara L. Ransom, Esq.

         RE:   H. J. HEINZ COMPANY (THE "COMPANY" OR "HEINZ")
               SCHEDULE 14A FILED BY TRIAN PARTNERS GP, L.P., ET AL. (COLLECTIVELY, THE "FILING PERSONS") FILED JULY 6, 2006 FILE NO. 1-03385
               -------------------------------------------------------

Dear Ms. Ransom:

     This letter is submitted on behalf of the Filing Persons in response to the comments of the Staff set forth in its letter (the "Comment Letter"), dated July 10, 2006. For the convenience of the Staff, we have repeated each of the Staff's comments IN ITALICS immediately above our responses to each corresponding comment.

     Our responses to the Staff's comments set forth in the Comment Letter are as follows:

                                  SCHEDULE 14A

INFORMATION ABOUT THE TRIAN GROUP AND PARTICIPANTS, PAGE 18

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 8 AND 9 AND YOUR INDICATION THAT YOU DO NOT BELIEVE THAT ANY ADDITIONAL DISCLOSURE IS REQUIRED. PLEASE ELABORATE UPON WHY YOU BELIEVE THAT NO ADDITIONAL DISCLOSURE IS REQUIRED.

     With respect to the Staff's prior comment 8, the Filing Persons submit that Arby's Restaurant Group, Inc. ("ARG"), which may be considered an "associate" of certain, but not all, of the Filing Persons, does not have any of the relationships with, or engage in any of the transactions with, Heinz that are referred to in Item 404(a) of Regulation S-K. Specifically, ARG does not acquire any ketchup or other products from Heinz. ARCOP, Inc. ("ARCOP"), a not-for-profit purchasing cooperative that is owned by the franchisees of Arby's, negotiates the terms of purchases from approved suppliers, such as Heinz, by third party distributors, who resell those products for use in Arby's restaurants, including restaurants owned by ARG and by its franchisees. ARG does not enter into a contractual relationship with, or otherwise become obligated to, Heinz. The Filing Persons further note that six of the seven board members of ARCOP are appointed by franchisees of Arby's and only one of its board members, currently its chairman, is appointed by ARG. The Filing Persons do not believe that ARCOP or the third party distributors are "associates" of any of the Filing Persons. For these reasons, among others, the Filing Persons do not believe that additional disclosure is required under the applicable proxy rules, including
Item 404(a) of Regulation S-K.

     With respect to the Staff's prior comment 9, the Filing Persons submit that, as required under Item 5 of Schedule 14A, any substantial interests of each participant in any matter to be acted upon at the annual meeting of the Company have been disclosed in the Preliminary Proxy Statement. In particular, with respect to Item 5(b)(1)(viii), the Filing Persons note that, with one possible exception (as discussed in the next sentence), none of the partnership agreements or limited liability company operating agreements under which certain of the participants have been organized constitute contracts, arrangements or understandings with respect to any securities of the Company. With respect to Trian SPV (SUB) I, L.P., which may be deemed to constitute such an agreement, arrangement or understanding, the Filing Persons have described the details of the relevant partnership agreement on pages 20-21 of the Preliminary Proxy Statement. Accordingly, the Filing Persons do not believe that additional disclosure is required under the applicable proxy rules, including Item 5 of
Schedule 14A.

         SOLICITING MATERIALS PURSUANT TO RULE 14A-12 FILED MAY 23, 2006

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 14. PLEASE CONFIRM THAT YOU WILL REFRAIN FROM MAKING THESE STATEMENTS IN THE FUTURE.

     With respect to the Staff's prior comment 14, the Filing Persons confirm that they will not make these statements in the future without factual foundation.

         SOLICITING MATERIALS PURSUANT TO RULE 14A-12 FILED JULY 7, 2006

3. WE NOTE YOUR INDICATION THAT HEINZ'S STOCK PRICE HAS PLUMMETED FROM "$54.50 ON APRIL 30, 1998 TO $33.70 ON FEBRUARY 6, 2006." IT IS NOT CLEAR WHY YOU ARE USING FEBRUARY 6, 2006 AS YOUR BENCHMARK FOR PURPOSES OF DEMONSTRATING THE CHANGE IN STOCK PRICE CONSIDERING YOU DID NOT MAKE YOUR FIRST PUBLIC COMMUNICATION UNTIL ALMOST A MONTH LATER, EXCEPT THAT IT APPEARS TO REPRESENT THE LOWEST POINT OVER THAT PERIOD. IN FUTURE COMMUNICATIONS, PLEASE ENSURE THAT YOU ACKNOWLEDGE THE INCREASE IN SHARE PRICE SUBSEQUENT TO THAT TIMEFRAME SO AS TO PLACE THIS DISCUSSION IN PROPER CONTEXT.

     The Filing Persons duly note the Staff's comment and respectfully submit that there is substantial evidence that rumors of activist involvement surfaced on February 7, 2006. On February 7, 2006, Trian personnel received at least one telephone call from another investment group who noted that there were rumors that an activist investor had surfaced at the Company.

     Further supporting the Filing Persons' statement, the average daily trading volume for the four days beginning on February 7, 2006 through February 10, 2006 represents the highest of any four-day period for the prior three years (3.2 million shares per day versus an average of only 1.2 million shares per day for the three prior years). In other words, more shares traded during those four successive days than had traded during any four successive trading days over the prior three year period. This significant aberration in trading volume occurred in the absence of any earnings releases or material announcements by the Company. From February 6 through February 10, the Company's stock rose 4.9% to $35.34. During this same period, the S&P 500 declined 1.7%. Documentation evidencing the trading volumes and the lack of material announcement by the Company will be provided to the Staff on a supplemental basis.

     Further support for the Filing Persons' statement can be found in a research analyst report that was widely-distributed. In a report prepared by Bear Stearns for the week ending February 10, 2006, it was noted that "[r]ecent reports . . . have . . . hinted at . . . some brewing activism among shareholders," further evidencing that such rumors surfaced during the week of February 6, 2006. A copy of the report will be provided to the Staff on a supplemental basis.

     The Filing Persons respectfully submit that they have noted in various soliciting materials that share prices increased after February 6, 2006. In light of the Staff's comment, the Filing Persons will continue to disclose in future soliciting materials that the share price increased after February 6, 2006.

        SOLICITING MATERIALS PURSUANT TO RULE 14A-12 FILED JULY 10, 2006

4. PLEASE PROVIDE US WITH SUPPORT FOR YOUR STATEMENTS REGARDING THE VARIOUS LAWSUITS TO WHICH YOU MAKE REFERENCE THAT NAME VARIOUS HEINZ BOARD MEMBERS AS DEFENDANTS.

     The supporting documents requested by the Staff will be provided on a supplemental basis.

     If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Marc Weingarten of this firm at (212) 756-2280.


                                         Very truly yours,


                                         /s/ Steven J. Spencer
                                         -----------------------
                                         Steven J. Spencer, Esq.



cc:  Brian Schorr, Esq.
     Trian Fund Management, L.P.

     Stuart Rosen, Esq.
     Trian Fund Management, L.P.

     Richard Gashler, Esq.
     Sandell Asset Management Corp.

     Marc Weingarten, Esq.
     Schulte Roth & Zabel LLP